                                                                   EXHIBIT 12.1

                                  VIATEL, INC.
                      RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                        THREE MONTHS ENDED
                                     1994         1995         1996         1997         1998         3/31/98        3/31/99
                                  ----------   ----------   ----------   ----------   ----------   ------------   -------------
Net Loss.......................    $(12,495)    $(28,476)    $(38,375)    $(43,044)   $(130,605)     $(13,003)      $(38,288)
Interest-Expensed**............         772        8,856       10,848       12,450       79,177         3,781         26,166
                                   --------     --------     --------     --------    ---------      --------       --------
  Earnings.....................     (11,723)     (19,620)     (27,527)     (30,594)     (51,428)       (9,222)       (12,122)
                                   --------     --------     --------     --------    ---------      --------       --------
                                   --------     --------     --------     --------    ---------      --------       --------
Fixed Charges:
Interest-Expensed**............         772        8,856       10,848       12,450       79,177         3,781         26,166
Interest-Capitalized...........          --          508           67          164        3,322            --          2,276
                                   --------     --------     --------     --------    ---------      --------       --------
  Fixed Charges................         772        9,364       10,915       12,614       82,499         3,781         28,442
                                   --------     --------     --------     --------    ---------      --------       --------
                                   --------     --------     --------     --------    ---------      --------       --------
Ratio of Earnings to Fixed
  Charges......................      -15.19        -2.10        -2.52        -2.43        -0.62         -2.44          -0.43

Deficiency of Earnings to
  Fixed Charges................     (12,495)     (28,476)     (38,375)     (43,044)    (130,605)      (13,003)       (38,288)

--------------------
** Includes accretion of senior discount notes and amortization of debt issue costs.

    The ratio of earnings to fixed charges is calculated as income before taxes, dividends on preferred stock and extraordinary items plus interest expense, divided by fixed charges. Fixed charges consist of interest on indebtedness, dividends on preferred stock and one third of rental expense. The ratio of earnings to fixed charges for the years ended 1994, 1995, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 are less than 1 and therefore the earnings are inadequate to cover the fixed charges by $12.5 million, $28.5 million, $38.4 million, $43.0 million, $130.6 million, $13.0 million and $38.3 million, respectively.